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                                                                     Exhibit 2.4


August 23, 1999


Richard L. Wilson
President
ReelFishing Corporation
5535 N. Military Trail, #1810
Raton Boca, FL 33496

Re:  Letter of Intent between Reel Fishing Corporation and Revenge Marine, Inc.

Dear Mr. Wilson:

         This letter of intent ("Letter of Intent") between Reel Fishing Corporation, a Delaware corporation ("Fish") and Revenge Marine, Inc., a Nevada corporation ("Revenge") (together, the "Parties") concerns a contemplated tax-free merger transaction (the "Merger") between the Parties. The terms of the Merger would be set forth in a definitive agreement ("Merger Agreement"), that would reflect the mutual agreements of the Parties and contain the customary terms and conditions for such transactions. Revenge's counsel would prepare the initial draft of the Merger Agreement for review by Fish. The basic terms of the Merger would be as follows:

         1. PAYMENT. Subject to the terms and conditions contained in the Merger Agreement, Revenge would acquire all of the issued and outstanding capital stock in Fish in exchange for shares of voting common stock in Revenge ("Payment Shares"). The number of Payment Shares would be subject to adjustment as shall be agreed by the Parties in the Merger Agreement. The Parties would agree on a share exchange ratio, which would be reflected in the Merger Agreement. Revenge warrants and covenants that at the closing of the Merger, the Payment Shares will represent sixty-five percent (65%) of the issued and outstanding stock of Revenge, after giving effect to all possible dilution on the effective date of the Merger (which shall be the date that all of the required Merger documents have been filed and accepted with the relevant state authorities), except for current stock options as set forth on Exhibit A to this Letter of Intent. Revenge warrants that Exhibit A is a true and complete statement of all such options and agrees not to issue any additional options or other stock purchase or acquisition rights without Fish approval. Revenge warrants and covenants that the current owners of Fish will have, effective as of the date of the Merger, actual voting control of Revenge, after giving effect to all possible dilution.

         2. MERGER STRUCTURE. The Parties contemplate that a wholly owned subsidiary of Revenge would merge into Fish. However, the Parties would cooperate to amend or modify the proposed structure of the Merger consistent with the terms of this Letter of Intent in order that the structure of the Merger will qualify for tax-free treatment for the Parties.

         3. MERGER AGREEMENT. Within forty-five (45) days of the date hereof, the Parties would negotiate in good faith the Merger Agreement, setting forth the terms and


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conditions of the Merger consistent with the terms of this Letter of Intent, together with customary warranties and representations and such additional terms and conditions as are mutually acceptable to the Parties. The closing would also take place within this period.

         4. FINANCING AND UNDERWRITING.

            a. INTERIM FINANCING. In consideration for Fish's entering into this Letter of Intent, Revenge will cause a loan or loans to be made to Fish, for use by Fish as described in Exhibit B (Take Down Schedule), in the total amount of $250,000 in immediately available cash funds. The entire $250,000 is to be available within fifteen (15) days of the date of this Letter of Intent in accordance with Exhibit B. In the event that the entire sum is not funded to Fish within the required period for any reason, Fish's no shop obligation hereunder shall be deemed void AB INITIO, and Fish may, at its option, terminate this Letter of Intent with no further obligations other than the note. In addition to the foregoing, Fish will be entitled to specific performance of both loans. Revenge agrees not to contest any suit in law or equity filed by Fish to enforce this Letter of Intent. In the event that a court is unwilling or unable to grant specific performance, the amount of the combined loans will be deemed liquidated damages for Revenge's default of this paragraph, and Revenge agrees not to contest Fish's claim therefor. This Letter of Intent will be interpreted in accordance with Florida law, excluding the conflict of laws rules thereof. Jurisdiction and venue shall lay only in the Federal Courts of Palm Beach County, Florida. The above loans will be evidenced by promissory notes in the forms attached hereto as Exhibit C, such loans to be on an unsecured basis, with simple interest of eight percent (8%). On the effective date of the Merger, as defined above, the loans will become intercompany loans. Subject to the terms herein, the loans will be repaid from the proceeds of the Intermediate Term Financing in Paragraph 4.a of this Letter of Intent, or any other financing in excess of $1,000,000 (with in excess of $800,000 to Fish), provided that such financing is obtained within the time limit set in Subparagraph b. below. In the event that the Merger or a similar transaction between the Parties does not occur within forty-five (45) days of the date of this Letter of Intent or the additional financing referred to in this paragraph or Subparagraph b. below does not occur within the time limits specified herein, each of the loans will be payable in full twelve (12) months respective dates of their disbursements to Fish.

            b. INTERMEDIATE TERM FINANCING. Subject to Revenge meeting its obligations under Subparagraph a. above, Fish will cooperate with Revenge to attempt to raise $5,000,000 in capital within one hundred and twenty (120) days of the date of this Letter of Intent, which amount will be allocated 20% to Revenge and 80% to Fish. Fish's approval as to the amount and terms of any such financing is required in writing. Should Fish raise any amounts of capital from sources not introduced to it by Revenge, Fish shall have all rights to one hundred percent (100%) of any such financing and shall not be obligated to provide any of such amounts to Revenge, except for repayment of the loans described above if the amount financed to Fish exceeds $1,000,000 is cash. If the amount financed is $1,000,000 or less, the loans shall be repaid on the balloon basis as described.


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            c. UNDERWRITING LETTER. The Parties would work together to obtain a firm commitment underwriting for Revenge and/or Fish of at least $10,000,000 for the combined companies (the "Public Offering") within 180 days of the effective date of the Merger. In connection therewith, Revenge (and Fish, if its shares were to be included in the offering) would file a Registration Statement with the Securities and Exchange Commission.

         5. TERMS AND CONDITIONS. The following terms, among others, would be included in the Merger Agreement:

            a. BOARD OF DIRECTORS. Fish and Revenge would agree on members to Revenge's Board of Directors to be filled by individuals named by Fish.

            b. WHOLLY OWNED SUBSIDIARY. Fish and Revenge would agree on the circumstances under which Revenge would not transfer any of its interest in Fish and will allow Fish to continue as a wholly owned subsidiary of Revenge, and the circumstances under which Fish would be allowed to spin-off for an initial public offering or otherwise.

            c. BUSINESS LOCATION. All of the research and development and accounting shall be done at a location mutually agreed upon by the Parties.

            d. CONDITIONS. The following would be included among the conditions precedent to the Parties obligations under the Merger Agreement:

                  (i) The consent to the proposed transaction, if required, by any lenders or vendors or parties to material contracts with Fish or Revenge.

                  (ii) All necessary corporate action on behalf of the Parties shall have been taken, including Board of Directors and shareholder approvals.

                  (iii) Fish and Revenge shall have completed due diligence reviews of the other, including audits. The results of such reviews and audits shall be satisfactory to Fish and Revenge in their discretion.

                  (iv) Employment agreements would be entered into with certain personnel of Revenge and Fish.

            e. OPTIONS AND WARRANTS. Fish and Revenge would agree on the effect of the Merger on outstanding rights to acquire capital stock of Revenge and Fish.

         6. PRESS RELEASES. The Parties agree that all statements to the media, wire services, or other press releases concerning the Merger shall be issued jointly, approved in writing, in advance, by both Parties.




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         7. NO-SHOP PROVISION. For a period of forty-five (45) days from the date of this Letter of Intent, the Parties agree not to negotiate, pursue, encourage or cooperate in: for Revenge, the sale of all or substantially all of its assets or capital stock to or any merger with any party other than Fish; for Fish, the purchase of, joint venture or share exchange with, or acquisition by any marine concern other than Revenge.

         8. FEES AND COSTS. Each Party will be responsible for its own fees and costs associated with the Merger, including legal, accounting, broker and other fees and expenses, regardless of whether the transaction contemplated hereby is consummated.

         9. COUNTERPARTS. This Letter of Intent may be signed in counterparts, each of which shall be deemed an original and all of which shall constitute one instrument.

         10. LETTER OF INTENT. This Letter of Intent shall expire if the Parties shall not have executed the Merger Agreement within forty-five (45) days from the date hereof. EXCEPT WITH RESPECT THOSE PORTIONS OF PARAGRAPH 1 CONTAINING REVENGE'S WARRANTIES AND COVENANTS WITH RESPECT TO FISH'S OWNERSHIP SHARE IN REVENGE AND DILUTION, AND PARAGRAPHS 4.A., 4.B., 6, 7 AND 8, AND THE LAST SENTENCE OF THIS LETTER OF INTENT, ALL OF WHICH SHALL BE BINDING, THIS LETTER OF INTENT IS NOT INTENDED TO BE A BINDING CONTRACT. The Parties' acceptance of the general principles set forth in this letter shall not constitute an agreement to consummate the transaction described herein. Such an agreement will be contained only in the Merger Agreement. Nor shall this Letter of Intent constitute an agreement to enter into a definitive agreement. This Letter of Intent is an expression of mutual intent to proceed with the drafting of the Merger Agreement in accordance with the principles stated herein and is only a binding contract to the extent mentioned above.

         The Parties have executed this Letter of Intent on the date set forth above. Each of the individuals signing for his corporation represents and warrants that he has all necessary corporate authority to bind his corporation to the terms of this Letter of Intent.


Revenge Marine, Inc., a Nevada corporation



By:
   -----------------------------
   William C. Robinson
   President and CEO



ReelFishing Corporation, a Delaware corporation



By:
   -----------------------------
   Richard L. Wilson
   President